UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

THE MIDDLEBY CORPORATION
(Exact Name of Registrant as Specified in its Charter)

Delaware	1-9973	36-3352497
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1400 Toastmaster Drive
Elgin, Illinois 60120
(Address of Principal Executive Offices) (Zip Code)

Partha Biswas
The Middleby Corporation
(847) 741-3300
(Name and telephone number, including area code of the
person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Section 1 – Conflict Minerals Disclosure

Item 1.01      Conflict Minerals Disclosure and Report.

Conflict Minerals Disclosure

A copy of The Middleby Corporation’s Conflict Minerals Report for the reporting period from January 1 to December 31, 2015, is provided as Exhibit 1.01 hereto and is publicly available on its website (www.middleby.com) under Investor Relations.

Item 1.02      Exhibit

As specified in Section 2, Item 2.01 of this Form SD, the company is hereby filing its Conflict Minerals Report as Exhibit 1.01 to the Form SD.

Section 2 – Exhibits

Item 2.01	Exhibits

Exhibit No.	Description

Exhibit 1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

THE MIDDLEBY CORPORATION

Dated: May 31, 2016	By:	/s/ Timothy J. FitzGerald
Timothy J. FitzGerald
Vice President,
Chief Financial Officer